September 30, 2006

H. Roger Schwall, Assistant Director

Securities and Exchange Commission

Mail Stop 7010

100 F Street, NE

Washington, D.C.  20549

Re:                               Canadian Superior Energy Inc.
Registration Statement on Form F-3
File No. 333-137035
Filed August 31, 2006

Dear Mr. Schwall:

Canadian Superior Energy Inc. (the “Company”) is hereby providing its response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in your comment letter dated September 28, 2006 (the “Comment Letter”).

Below we have reprinted the Staff’s comment in bold and thereunder set forth our related response.

1.                                      COMMENT:  Identify the selling stockholder as an underwriter if it is a broker-dealer, unless you can state that the selling stockholder obtained the securities being registered for resale as compensation for investment banking services.  Also, identify the selling stockholder as an underwriter if it is affiliated with a registered broker-dealer, unless you can state that the selling stockholder purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

RESPONSE:  We have noted the Staff’s comment and will file a 424(b) prospectus that will include disclosure in the selling shareholder table to affirmatively state that the selling shareholder is neither a broker-dealer nor an affiliate of any broker-dealer.

Additionally, the Company hereby requests acceleration of the above-referenced Registration Statement on Form F-3 to go effective as of 4:30 p.m. (NYT) on October 4, 2006.  In connection therewith, the Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call our attorneys at Preston Gates & Ellis LLP, specifically Gary Kocher or Devin Stockfish, both of whom can be reached at (206) 623-7580, if you have any questions or further comments with respect to the foregoing.

Very truly yours,

Canadian Superior Energy Inc.

		By	/s/ Roger Harmon
Roger Harmon
Chief Financial Officer

cc:	Donna Levy
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Gary Kocher, Esq.
Devin Stockfish, Esq.
Preston Gates & Ellis LLP
925 Fourth Avenue
Suite 2900
Seattle, WA 98104